

SECUR 07004955 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 49352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Jeffrey Matthews Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

284 Millburn Avenue
(No. and Street)

Millburn (City) New Jersey (State) 07041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Cohen 973-379-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)


SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.
151

100 Eagle Rock Avenue (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Jeffrey Matthews Financial Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

Notary Public

AMY WARREN

Notary Public of New Jersey
My Commission Expires 5/1/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
The Jeffrey Matthews Financial Group, L.L.C.

We have audited the accompanying statement of financial condition of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2006, and the related statements of operations, changes in members' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2006 and the results of operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 15, 2007

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

DFK

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash	$ 55,267
Receivable from clearing organization	68,999
Receivable from broker	105,938
Securities owned, at market value	5,994,791
Secured demand notes collateralized by marketable securities	645,975
Accrued interest receivable	59,228
Property and equipment - at cost, net	66,775
Other assets	209,591
	$ 7,206,564
LIABILITIES AND MEMBERS' EQUITY	
Payable to clearing organization	$ 5,182,206
Securities sold, not yet purchased, at market value	82,036
Accounts payable, accrued expenses and other liabilities	307,421
Due to members	48,564
	5,620,227
Commitments and contingencies	
Liabilities subordinated to claims of general creditors	645,975
Members' equity	940,362
	$ 7,206,564

See notes to financial statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Revenues	
Commissions	$ 1,520,471
Trading income	4,105,661
Investment income	203,760
Other	124,494
	5,954,386
Expenses	
Employee compensation and benefits	4,186,937
Interest	322,627
Clearance charges	353,388
Communications	35,171
Occupancy	261,440
Promotional costs	62,632
Quotation Services	61,122
Regulatory fees	43,160
Depreciation and amortization	24,024
Other operating expenses	643,414
	5,993,915
Net Loss	$ (39,529)

See notes to financial statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$	1,129,891
Net loss		(39,529)
Member distributions		(150,000)
Balance, December 31, 2006	$	940,362

See notes to financial statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities		
Net Loss	$	(39,529)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		22,217
Amortization		1,807
Changes in assets and liabilities		
Receivable from broker		(105,938)
Receivable from clearing organization		(43,830)
Securities owned		(2,835,076)
Accrued interest receivable		(22,932)
Other assets		54,794
Payable to clearing organization		3,200,394
Securities sold, not yet purchased		36,272
Accounts payable, accrued expenses and other liabilities		(78,675)
Net cash provided by operating activities		189,504
Cash flows from investing activities		
Acquisition of furniture and equipment		(46,285)
Cash flows from financing activities		
Due to members		48,564
Member distributions		(150,000)
Net cash used in financing activities		(101,436)
Net increase in cash		41,783
Cash, beginning of year		13,484
Cash, end of year	$	55,267
Supplemental cash flow disclosures		
Interest paid	$	322,627
Noncash Financing Activities		
Borrowings under secured demand notes collateralized by marketable securites		333,475
Additional liabilities subordinated to claims of general creditors		334,000

See notes to financial statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$	646,500
Proceeds from subordinated notes		333,475
Repayment of subordinated notes		(334,000)
Balance, December 31, 2006	$	645,975

See notes to financial statements.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
The Jeffrey Matthews Financial Group, L.L.C. (the Company), organized in 1996, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company operates a sales office in New Jersey and acts as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks. The Company has a finite life which will terminate upon the occurrence of a specified terminating event or December 1, 2050, whichever occurs first.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

Security transactions and related revenues and expenses are recorded on a trade date basis. All investments at December 31, 2006 are held by the Company's clearing organization.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Customer List
A customer list is being amortized on the straight-line method over 15 years.

Member Equity
In accordance with the operating agreement, each member has made an initial capital contribution to the Company in varying amounts of cash. Additional capital contributions shall be required only with the written consent of the members. No interest shall be due from the Company on any capital contribution of any member. Net income and net losses in respect of each fiscal year of the Company shall be allocated to the members, on the last day of such fiscal year, in amounts proportionate with the members' interests in the Company. The members shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the members respective capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization
Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs totaling $5,078 are expensed as incurred.

Income Taxes
The Company is organized as a limited liability company (LLC) whereby the members account for the Company's earnings, losses, deductions and credits on their individual income tax returns. Accordingly, these statements do not include any provision for Federal and state income taxes.

2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold But Not Yet Purchased
Federal, state and municipal obligations	$ 4,657,545	$ 25,660
Corporate obligations and stocks	1,337,246	56,376
	$ 5,994,791	$ 82,036

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 186,903
Furniture and fixtures	29,610
Leasehold improvements	142,675
	359,188
Less: Accumulated depreciation and amortization	292,413
	$ 66,775

4 - OTHER ASSETS

Other assets consist of the following:

Customer list, net of amortization of $18,067	$ 9,033
Prepaid expenses	86,137
Security deposits	28,719
Notes receivable, employees	60,917
Due from employees	24,785
	$ 209,591

5 - PAYABLE TO CLEARING ORGANIZATION

The payable to clearing organization represents loans collateralized by marketable securities at the broker call rate of 7% at December 31, 2006.

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements, from related parties, at December 31, 2006 are as follows:

Liabilities pursuant to secured demand note collateral agreements are as follows:	
Due June 15, 2008	$ 100,000
Due June 15, 2008	75,000
Due December 31, 2008	220,000
Due December 31, 2008	92,500
Due December 31, 2009	46,000
Due December 31, 2009	21,875
Due December 31, 2009	17,000
Due December 31, 2009	27,600
Due December 31, 2009	46,000
	$ 645,975

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

7 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under non-cancelable operating leases for vehicles and equipment, as well as office facilities owned by individuals related to certain members, expiring in various years through March 2010. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes, maintenance and insurance. The Company is obligated under a non-cancelable operating lease for additional office space expiring August 31, 2007.

The future minimum rental payments are as follows:

	Total	Office	Other
2007	$ 232,467	$ 156,411	$ 76,056
2008	212,762	152,950	59,812
2009	94,440	76,452	17,988
2010	678	-	678
	$ 540,347	$ 385,813	$ 154,534

Rent expense under all operating leases was approximately $320,541 for the year ended December 31, 2006. Included in rent expense is approximately $199,726 paid to a related party for the year ended December 31, 2006.

In 1997, the Company and two of its officers were named in an action, pending in the United States Bankruptcy Court for the District of New Jersey. The action alleged that the principal of a now bankrupt company transferred and converted customer lists and other assets to the Company for less than reasonably equivalent value and, therefore, either the assets or cash value should be returned to the bankruptcy estate. The case has been settled and is in the process of being approved by the Bankruptcy Court. Under the proposed settlement, there will be no liability to the Company.

During 2006, a former employee of the Company filed a claim for wrongful termination. Management believes the claim is without merit and is vigorously defending itself. In the event of an unfavorable outcome, the Company maintains an employment practices insurance policy which will cover the liability.

The Company has been named as a defendant in customer litigations incidental to the securities business. Management, after discussions with legal counsel, believes any unfavorable outcomes in these litigations will not have a material effect on the financial statements.

8 - RELATED PARTY TRANSACTIONS

See notes 6 and 7 for related party transactions.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

9 - DEFERRED COMPENSATION PLAN

The Company maintains a 401(K) non-contributory deferred compensation plan which covers substantially all employees. Participants are permitted, in accordance with the provisions of section 401(K) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis. No employer contributions were made for the year ended December 31, 2006.

10 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2006 the Company had net capital of $820,883 which exceeded requirements by $720,883. The ratio of aggregate indebtedness to net capital was .70 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts which may require the Company to purchase or sell financial instruments at prevailing market prices.

12 - FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's assets are comprised of securities owned. Securities owned are carried at market value based on quoted market prices. Similarly, substantially all of the Company's liabilities arise from a payable to clearing organization and securities sold, but not yet purchased. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value. Securities sold, but not yet purchased, are carried at market value based on quoted market prices.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2006

SCHEDULE I

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

Computation of net capital	
Total members' equity	$ 940,362
Additions	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	645,975
Total capital and allowable subordinated liabilities	1,586,337
Deductions and/or charges	
Non-allowable assets	382,304
Net capital before haircuts on securities positions	1,204,033
Haircuts on securities positions	
State and municipal government obligations	309,232
Other securities	68,246
Undue concentrations	5,672
	383,150
Net capital	$ 820,883

SCHEDULE I (CONTINUED)
THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

(Continued)

Computation of aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$ 575,477
Aggregate indebtedness	575,477
Computation of basic net capital requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or minimum net capital requirement)	$ 100,000
Excess net capital	$ 720,883
Excess net capital at 1,000 percent	$ 763,335
Ratio: Aggregate indebtedness to net capital	.70 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part II (Un-audited) Focus report	$ 826,555
Increases (decreases) resulting from December 31, 2006 audit adjustments, net	5,672
Net capital, as included in this report	$ 820,883



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
The Jeffrey Matthews Financial Group, L.L.C.

In planning and performing our audit of the financial statements of The Jeffrey Matthews Financial Group, L.L.C. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

DFK

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 15, 2007

END